PROSPECTUS SUPPLEMENT DATED FEBRUARY 22, 1999
                      TO PROSPECTUS DATED FEBRUARY 2, 1999
                                       OF
                 INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.

     The information which follows supplements disclosure contained in the Prospectus dated February 2, 1999 of Integrated Spatial Information Solutions, Inc. (the "Company) relating to the offering of shares of the Common Stock of the Company by various shareholders of the Company.

     The Company has been advised by the major lending institution from whom it had obtained a commitment letter for a $3 million revolving line of credit that the commitment letter has been withdrawn and the commitment fee is being returned to the Company. The Company is actively pursuing alternative asset-based financing arrangements to support its working capital needs. There can be no assurance that such financing will be obtained in the near term, or at all.

     Separately, the Company has negotiated a final price with the lessor of its real property in Franktown, Colorado, who exercised his purchase option. The purchase transaction is expected to close in the near future and the Company anticipates that the proceeds from the sale will liquidate the pending balloon payment related to the mortgage on the property and provide near-term working capital for Company operations.


             Date of this Prospectus Supplement is February 22, 1999